Exhibit 99.1

Cenntro Electric Group Expands Global Production Capacity with Acquisition of Advanced Manufacturing Facility in China

May 13, 2022

Production Capacity of 50,000 Vehicles Annually Once 474,000 Square Foot Facility Becomes Fully Operational

FREEHOLD, N.J.--(BUSINESS WIRE)--May 13, 2022-- Cenntro Electric Group Limited (NASDAQ: CENN) (“Cenntro” or the “Company”), a leading EV technology company with advanced, market-validated electric commercial vehicles, today announced the acquisition of a new manufacturing facility in Changxing, Huzhou City, China, for a purchase price of approximately $19.5 million. The new 474,000 square foot facility will allow Cenntro to expand its production capacity.

The facility, built in 2018, is expected to provide Cenntro with advanced manufacturing capabilities. In addition to expanding capacity, the new site is expected to enable Cenntro to obtain ISO 9000 certification. The new facility will support the production of a new Metro® series and have an expected capacity of 50,000 vehicles annually once fully operational. The facility is expected to begin trial production in the third quarter of 2022.

“This is a critical acquisition for Cenntro. The new facility will allow us to expand and respond to the growing demand for our products, especially as we begin distributing into new markets,” said Peter Wang, Chairman and CEO.

About Cenntro Electric Group Ltd.

Cenntro Electric Group Ltd. (or “Cenntro”) (NASDAQ: CENN) is a leading designer and manufacturer of electric light and medium-duty commercial vehicles. Cenntro’s purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe and Asia. For more information, please visit Cenntro’s website at: http://www.cenntroauto.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,’’ “believe,’’ “anticipate,’’ “could,’’ “should,’’ “intend,’’ “plan,’’ “will,’’ “aim(s),’’ “can,’’ “would,’’ “expect(s),’’ “estimate(s),’’ “project(s),’’ “forecast(s)’’, “positioned,’’ “potential,’’ “goal,’’ “strategy,’’ “outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our limited operating history and historical losses from operations; our ability to develop and manufacture ECVs of sufficient quality, on schedule and on a large scale is still evolving; our ability to introduce new models; potential delays in launching and ramping up production of our new ECV models; our reliance on our channel partners to market, sell and service (and in certain cases, assemble and/or homologate) our vehicles; the impacts of the COVID-19 pandemic on our operating results, in particular due to the increase in shipping costs and shortages of shipping containers and raw materials; our reliance on third party manufacturing partners and suppliers for substantially all of our vehicle kits and components, respectively, for our new vehicles; our material weakness in our internal control over financial reporting; risks associated with our global operations and expansion, including unfavorable regulatory, political, legal, economic, tax and labor conditions; changes in China’s economic, political or social conditions or government policies; and changes in U.S. and international trade policies, particularly with regard to China. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see the disclosures contained in Cenntro’s public filings with the Securities and Exchange Commission, including “Risk Factors” in Cenntro’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 25, 2022 and which may be viewed at www.sec.gov.

Investor Relations Contact:
Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:
PR@cenntroauto.com
IR@cenntroauto.com

Source: Cenntro Electric Group Limited